Exhibit 2

CanWest Media Inc.
Interim Report to Shareholders
For the Nine Months Ended May 31, 2004

July 15, 2004

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Company. Consequently, all forward-looking statements made in this Management Discussion and Analysis or the Company’s documents referred to herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized.

Overview

The Company is an international media company formed under the laws of Canada. In Canada, the Company owns and operates 16 broadcast television stations and several specialty cable channels – including Prime TV and seven digital specialty channels, two FM Radio Stations, ten metropolitan newspapers, the National Post – a daily Canadian national newspaper, and more than 20 non-daily publications. The Company also owns and operates New Zealand’s 3 and C4 television networks and CanWest RadioWorks in New Zealand and has a 56.6% economic interest in Australia’s Network TEN, which includes a wholly owned out-of-home advertising company, Eye Corp. The Company also has a 45% interest in the Republic of Ireland’s TV3, and a 29.9% equity interest in Northern Ireland’s UTV (sold in June 2004). This interim discussion should be read in conjunction with the Management Discussion and Analysis for the year ended August 31, 2003.

Trends

The Company has historically derived more than 75% of its revenue from advertising in Canada. For that reason, the Company’s results are significantly influenced by overall activity in the Canadian economy.

The positive momentum in advertising markets for Canadian newspapers experienced in fiscal 2003 continued through the first nine months of fiscal 2004. For Canadian television, the television advertising market in Canada, which softened in the first quarter of fiscal 2004, showed marginal improvements in the second and third quarters.

Management expects revenues for the balance of fiscal 2004 to be relatively closer to those of the prior year.

Internationally, advertising markets, particularly in Australia and New Zealand, continue to be very strong and are expected to contribute to continued increases in the Company’s results for its broadcasting and other operations in those markets.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MAY 31, 2004

The Company defines EBITDA as earnings before interest, taxes, depreciation, amortization, interest rate swap gains and losses, foreign exchange gains and losses, investment gains and losses, dividend income, interest in earnings of equity accounted affiliates, and realized currency translation adjustments. EBITDA is not a recognized measure of financial performance under Canadian GAAP. Management utilizes EBITDA as a measure of segment profitability in making strategic resource allocations. In addition, the Company and its lenders and investors use EBITDA to measure performance against the Company’s various leverage covenants. Investors are cautioned, however, that EBITDA should not be construed as an alternative to operating income or net earnings determined in accordance with GAAP as an indicator of the Company’s performance. The Company’s method of calculating EBITDA may differ from that of other companies and, accordingly, EBITDA may not be comparable to EBITDA measures used by other companies. EBITDA is equivalent to “Segment Operating Profit”, which is the segment profitability measure reported in the Company’s financial statements (see note 8 to the interim financial statements).

Following is a table of segmented results for the three months ended May 31, 2004 and May 31, 2003, including a reconciliation of segment operating profit (EBITDA) to operating income:

			Segment operating
	Revenue		profit (EBITDA)
	2004	2003	2004	2003
	$ 000	$ 000	$ 000	$ 000
Operating Segments
Publishing and Online — Canada	299,680	300,566	74,269	71,757

Television
Canada	207,483	207,635	61,322	82,944
Australia — Network TEN(1)	106,857	86,054	31,412	21,562
New Zealand	27,180	24,096	4,748	90
Ireland	9,423	8,556	2,993	2,736

Total Television	350,943	326,341	100,475	107,332
Radio — New Zealand	20,833	17,644	5,927	4,421
Outdoor — Australia(1)	10,986	9,478	2,116	777

	682,442	654,029	182,787	184,287
Corporate expenses	—	—	(6,120)	(6,726)
Restructuring expenses	—	—	—	(14,136)

Total Combined	682,442	654,029	176,667	163,425
Elimination of equity accounted affiliates(1)	(117,843)	(95,532)	(33,528)	(22,339)

Total Consolidated	564,599	558,497	143,139	141,086

Amortization expense			(24,878)	(22,925)

Operating income			118,261	118,161

(1)	Represents the Company’s 56.6% proportionate interest in Network TEN and its wholly owned subsidiaries.

The Company reported consolidated revenues of $565 million for the three months ended May 31, 2004, an increase of $6 million from the consolidated revenues reported for the previous year. Revenues for the third quarter reflected increases in revenues from international media operations and flat revenues in Canadian media operations.

Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $4 million to $421 million. Significant expense increases in Canadian Television operations were partially offset by reduced expenses in Canadian Publishing and Online operations. In addition, the three months ended May 31, 2003 included restructuring expenses of $14 million, compared to nil in the three months ended May 31, 2004.

Consolidated EBITDA increased by 1% to $143 million from $141 million for the same period last year. The increase in EBITDA reflected significant declines in EBITDA in Canadian Television, offset by increases at broadcast operations in New Zealand and in Publishing and Online operations, as well as the effect of the $14 million restructuring expense recorded in the three months ended May 31, 2003.

Segmented Results

Publishing and Online revenues for the third quarter of fiscal 2004 were $300 million compared to revenues of $301 million in same period the previous year. Advertising revenues were relatively flat with the prior year, reflecting marginal decreases in volumes offset by higher rates. While circulation numbers were marginally down, circulation revenue increased as a result of increased revenue per copy. Circulation comprised approximately 17% of total revenues for the newspaper group for the third quarter, consistent with the same period for the prior year.

Compared to the same period last year, operating expenses (including selling, general and administrative expenses) of the Company’s Publishing and Online operations decreased by $3 million, or 1%, to $225 million from $229 million. This reflected cost reductions resulting from restructuring activities undertaken in the latter part of fiscal 2003, partially offset by normal salary escalations, and increases in certain administrative costs. Newsprint expenditures were 2% less in the three months ended May 31, 2004 than in the same period the prior year, reflecting a marginal increase in the cost of newsprint offset by reduced consumption.

As a result of stable revenues and cost containment, the Publishing and Online operations achieved an increase of $3 million, or 4%, in EBITDA to $74 million for the three months ended May 31, 2004 compared to the same period last year.

In total, revenues from the Canadian Television operating segment of $207 million were comparable to revenues of $208 million recorded in the previous year. This reflected marginally lower advertising revenues from conventional television, offset by increases in revenues from its specialty television operations and the distribution of program rights.

The Company’s conventional television revenues for the third quarter were 3% below the prior year as a result of reduced advertising sales. This represented an improvement over the results in the first half of the year, where revenues were 9% lower than in the first six months of fiscal 2003.

Revenues from the Company’s seven digital specialty channels increased by 20% to $3 million in the third quarter compared to the same period in the previous year.

Operating expenses (including selling, general and administrative expenses) of $146 million at Canadian Television operations were 17%, or $21 million, higher than in the same period the prior year. Higher programming costs reflecting planned increases, as well as costs related to the discontinuance of certain programming activities, accounted for 9% of this increase and expenses related to the distribution of program rights accounted for a further 3%. Expenses related to the digital specialty channels increased by $1 million primarily as a result of the launch of Cool TV in the first quarter of 2004.

Canadian television EBITDA decreased 26% to $61 million in the third quarter of fiscal 2004 as compared to EBITDA of $83 million in the third quarter of fiscal 2003.

The Company’s share of revenues from Australian television operations increased by 24% to $107 million from $86 million during the same period in the prior year. In domestic currency, revenues increased 12%, reflecting TEN’s strong rating performance in a continuing strong television advertising environment. The strength of the Australian currency contributed an additional 12% to the reported increase on translation to Canadian dollars. The Company’s share of operating expenses increased 17% to $75 million compared to $64 million for the third quarter in fiscal 2003, reflecting a strengthening Australian currency as well as increased programming costs. The Company recorded an EBITDA increase of 46% to $31 million for the third quarter of 2004 for its share of its Australian television operations, compared to $22 million in the same period in fiscal 2003.

The Company’s share of revenues from TEN’s Outdoor Advertising operations increased by $2 million or 16% to $11 million from $9 million for the third quarter in fiscal 2003. This increase reflected 5% growth in revenue in domestic currency with a further 11% increase as a result of currency translation. The Company’s share of EBITDA from TEN’s Outdoor Advertising operations increased by $1 million to $2 million as compared to the third quarter in fiscal 2003.

The Company’s 45% share of revenues at TV3 in the Republic of Ireland increased by 10% to $9 million in the third quarter of 2004 compared to the third quarter last year. The Company’s share of TV3’s EBITDA was $3 million, consistent with the same period in the prior year.

Revenues from television broadcast operations for New Zealand’s 3 and C4 television networks increased by 13% to $27 million for the third quarter of fiscal 2004 from $24 million the previous year. In local currency, revenues increased by 4%, reflecting growth in the advertising market. C4 was re-launched in the first quarter as New Zealand’s first free-to-air music channel and is contributing increased revenues. The strengthening New Zealand currency contributed an additional 9% on translation to Canadian dollars. Operating expenses decreased by 7% to $22 million, primarily as a result of reduced programming expenses. New Zealand 3 and C4 produced EBITDA of $5 million, a $5 million increase from the break-even results recorded in the third quarter of 2003.

CanWest RadioWorks continued its steady performance, increasing revenues and EBITDA for the three months ended May 31, 2004. Revenue grew by 18% to $21 million from $18 million during the third quarter of the previous year, reflecting a 9% increase in revenue in domestic currency and an additional 9% increase as a result of currency translation. EBITDA grew by 34% to $6 million from $4 million in the previous year.

Amortization of intangibles was $4 million in the third quarter of both fiscal 2004 and 2003. Amortization of property and equipment increased to $19 million from $17 million for the third quarter of fiscal 2004 compared to the third quarter of fiscal 2003.

Interest expense was $53 million for the three months ended May 31, 2004 compared to $61 million in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through the Company’s refinancing activities in fiscal 2003.

In the third quarter of fiscal 2004, the Company recorded a $7 million gain equivalent to the change in fair value of interest rate and foreign currency and interest rate swaps on debt that has been retired. This compared to a loss of $5 million for the third quarter of fiscal 2003.

The income tax provision was $19 million for the three months ended May 31, 2004, consistent with the same period of fiscal 2003. The effective tax rate of 26% was below the Company’s statutory rate of 36% as a result of the utilization of losses for which tax recoveries were not recorded and the impact of international tax rates which were lower than Canadian rates.

The Company recorded losses of $5 million associated with the realization of currency translation adjustments related to the repayment of certain inter-company loans by its New Zealand operations. This compared to a gain on realization of currency translation adjustments of $2 million in the third quarter of fiscal 2003.

The Company’s equity interest in earnings of Network TEN was $21 million for the third quarter of fiscal 2004 compared to $12 million in fiscal 2003 as a result of the strong performance of Network TEN, as well as the strong Australian currency performance, as described above.

Net earnings for the three months ended May 31, 2004 were $68 million compared to net earnings of $44 million for the three months ended May 31, 2003.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED MAY 31, 2004

Following is a table of segmented results for the nine months ended May 31, 2004 and May 31, 2003, including a reconciliation of segment operating profit (EBITDA) to operating income:

			Segment operating
	Revenue		profit (EBITDA)
	2004	2003	2004	2003
	$ 000	$ 000	$ 000	$ 000
Operating Segments
Publishing and Online — Canada	878,167	898,853	213,995	206,510

Television
Canada	559,712	593,461	147,450	206,833
Australia — Network TEN(1)	309,920	245,996	112,274	77,464
New Zealand	79,860	69,549	17,661	7,063
Ireland	27,042	26,520	8,879	8,651

Total Television	976,534	935,526	286,264	300,011
Radio — New Zealand	65,299	54,654	20,944	15,168
Outdoor — Australia(1)	32,441	27,941	5,885	2,106

	1,952,441	1,916,974	527,088	523,795
Corporate expenses	—	—	(20,657)	(17,197)
Restructuring expenses	—	—	—	(14,136)

Total Combined	1,952,441	1,916,974	506,431	492,462
Elimination of equity accounted affiliates(1)	(342,361)	(273,937)	(118,159)	(79,570)

Total Consolidated	1,610,080	1,643,037	388,272	412,892

Amortization expense			(72,722)	(72,619)

Operating income			315,550	340,273

(1)	Represents the Company’s 56.6% proportionate interest in Network TEN and its wholly owned subsidiaries.

     The following discussion is based on the Company’s consolidated results for the nine months ended May 31, 2004. Comparisons with the prior year’s results are affected by corporate initiatives, including the divestiture of certain newspaper publishing properties, and accordingly, the Company has provided certain pro forma comparatives. Pro forma revenues and EBITDA for the nine months ended May 31, 2003 exclude the results of certain newspaper properties sold to Osprey Media in February 2003.

	Revenues	EBITDA	Operating
			income
For the nine months ended May 31, 2003	$ 000	$ 000	$ 000
As reported	1,643,037	412,892	340,273
Newspaper publishing properties sold	(39,956)	(10,105)	(9,612)

Pro forma	1,603,081	402,787	330,661

The Company reported consolidated revenues of $1,610 million for the nine months ended May 31, 2004, a decrease of $33 million from the actual revenues reported for the previous year but an increase of $7 million from pro forma revenues of $1,603 million. Revenues for the nine months reflected decreases in Canadian television revenues, offset by increases in Canadian Publishing and Online revenues on a pro forma basis, and significant increases in revenues from international media operations.

Consolidated operating expenses (including selling, general, and administrative expenses) before amortization decreased by $8 million to $1,222 million. On a pro forma basis, operating expenses increased $22 million, or 2%, from $1,200 million in the first nine months the previous year, primarily as a result of increased programming costs in Canadian Television. In the first nine months of fiscal 2003, the Company recorded an aggregate restructuring charge of $14 million related to restructuring of its Canadian Media operations. No such restructuring charge has been recorded in fiscal 2004.

Consolidated EBITDA decreased by 6% to $388 million from $413 million last year. Compared to last year on a pro forma basis, EBITDA decreased by 4% from $403 million last year. The decrease in EBITDA reflected substantial increases at broadcast operations in New Zealand as well as in Publishing and Online operations, which were more than offset by declines in EBITDA in Canadian Television.

Segmented Results

Publishing and Online revenues for the nine months ended May 31, 2004 were $878 million, an increase of $19 million, or 2%, from the pro forma revenues of $859 million for the previous year. Advertising revenues were up approximately 2% overall with increases in both linage and rates. While circulation numbers were flat, circulation revenue increased marginally as a result of achieving an increase in revenue per copy.

Compared to last year on a pro forma basis, operating expenses (including selling, general and administrative expenses) of the Company’s Publishing and Online operations increased by $2 million to $664 million from $662 million. This reflected cost reductions resulting from restructuring undertaken in the latter part of fiscal 2003 offset by normal salary escalations and increases in certain administrative costs including pension expense. Newsprint expenditures were constant reflecting a 4% increase in the cost of newsprint offset by reduced consumption.

On the strength of revenue increases, the Publishing and Online operations achieved an $18 million, or 9%, increase in EBITDA to $214 million for the nine months ended May 31, 2004 compared to the pro forma results for the same period last year.

Revenues from Canadian Television Broadcast operations were down by 6%, or $34 million, to $560 million from $593 million recorded in the previous year as a result of a 7% decrease in airtime sales for the nine months ended May 31, 2004. This decrease was partially offset by increased specialty channel subscriber revenue and by an approximately $6 million increase in revenues from the distribution of program rights.

The Company’s seven digital specialty channels reported increases in both subscriber and advertising revenue. Overall, revenues increased by 16% to $7 million in the nine months ended May 31, 2004 compared to the same period in the previous year. There are now more than 3.3 million subscribers to the Company’s digital services, representing a 14% increase year to date in fiscal 2004. The Company’s seventh channel, Cool TV was launched in the first quarter of fiscal 2004.

Operating expenses (including selling, general and administrative expenses) of $412 million at Canadian Television operations were 7%, or $26 million, higher for the nine months ended May 31, 2004 than in the same period the prior year. This reflected increases in program amortization expense, SOCAN fees, pension expense, and expenses of approximately $5 million related to program production and distribution, offset by cost reductions achieved through operational restructuring activities. Program amortization, which comprises approximately 60% of the Canadian Television operating expenses, increased by 8% for the nine months ended May 31, 2004 as compared to the same period in fiscal 2003, including one time charges related to the discontinuance of certain programming activities.

As a result of revenue decreases and expense increases, Canadian Television EBITDA decreased 29% to $147 million compared to $207 million for the first nine months of fiscal 2003.

The Company’s share of revenue from Australian Television operations increased by 26% to $310 million from $246 million the prior year. In domestic currency, revenues increased 16% reflecting TEN’s strong rating performance in a strong television advertising environment. The strength of the Australian currency contributed an additional 10% increase on translation to Canadian dollars. The Company’s share of operating expenses increased 17% to $198 million compared to $169 million for the first nine months in fiscal 2003, reflecting the strengthening Australian currency as well as increased programming costs. The Company recorded an EBITDA increase of 45% to $112 million for the nine months ended May 31, 2004 for its 56.6% share of Australian Television operations, compared to $77 million in fiscal 2003.

The Company’s 56.6% share of revenues from TEN’s Outdoor Advertising operations increased by $5 million, or 16%, to $32 million from $28 million for the first nine months in fiscal 2003. This increase reflected 7% growth in revenue in domestic currency with a further 9% increase as a result of currency translation. The Company’s share of EBITDA from its Outdoor Advertising operations increased by $4 million, or 179%, to $6 million, as compared to the nine months ended May 31, 2003.

The Company’s 45% share of revenues at TV3 in the Republic of Ireland was unchanged at $27 million in the nine months ended May 31, 2004 compared to the same period last year. The Company’s share of TV3’s EBITDA was $9 million, also consistent with the prior year.

Revenues for New Zealand’s 3 and C4 television networks increased by 15% to $80 million for the nine months ended May 31, 2004 from $70 million the previous year. In local currency, revenues increased by 7% reflecting market growth. C4 was re-launched in the period as New Zealand’s first free-to-air music channel and is producing increased revenues. The strengthening New Zealand currency contributed an additional 8% increase. As a result of the impact of the strong New Zealand currency, operating expenses for New Zealand’s 3 and C4 television networks were flat as compared to the prior year. In local currency, operating expenses decreased by 7% primarily as a result of reduced programming costs. New Zealand’s 3 and C4 produced EBITDA of $18 million, an $11 million increase from $7 million recorded in the nine months ended May 31, 2003.

CanWest RadioWorks in New Zealand continued its steady performance, increasing revenues and EBITDA for the nine months ended May 31, 2004. Revenues grew by 19% to $65 million from $55 million the previous year. Revenues in domestic currency grew by 11%, with an additional 8% increase as a result of translation to Canadian currency. RadioWorks’ EBITDA grew by 38% to $21 million from $15 million in the previous year.

Amortization of intangibles was $13 million for the first nine months of both fiscal 2004 and 2003. Amortization of property and equipment increased marginally to $56 million for the nine months ended May 31, 2004 compared to the same period in fiscal 2003.

Interest expense was $166 million for the nine months ended May 31, 2004, compared to $183 million in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through refinancing of debt in fiscal 2003.

In the nine months ended May 31, 2004, the Company recorded a $10 million loss equivalent to the change in fair value of interest rate and foreign currency and interest rate swaps on debt that has been retired. This compared to a loss of $14 million for the same period of fiscal 2003.

The Company recorded interest income of $6 million for the nine months ended May 31, 2004 primarily related to an income tax issue which was resolved in the first quarter. The Company recorded net foreign exchange gains of $4 million in the nine months ended May 31, 2004 primarily the result of translation gains on US$ denominated debt which has not been hedged and distributions receivable from Network TEN. This compared to a small foreign exchange loss recorded in the previous year.

The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by Canwest Global Communications Corp. (“CanWest”), which are subject to measurement uncertainty. The estimated recoverable amounts of these loans depend on estimates of the profitability of Fireworks, which in turn, depends upon assumptions regarding future conditions in the film and entertainment industry and the exploitation of the films included in Fireworks’ library. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, CanWest has commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $419 million against these loans in the nine months ended May 31, 2004.

For the nine months ended May 31, 2004, the Company recorded an investment gain of $2 million as a result of Network TEN issuing shares pursuant to the exercise of certain executive stock options which effectively diluted the Company’s economic interest to 56.6%. In the third quarter of fiscal 2003, the investment gains of $20 million were primarily related to the sale of certain small market Ontario newspapers. Dividend income of $4 million received from UTV in the first nine months of fiscal 2004 was 6% higher than the same period in fiscal 2003.

The provision for income taxes was $40 million for the nine months ended May 31, 2004, compared to $47 million in fiscal 2003. The negative effective tax rate of 15% differed from the Company’s statutory rate of 36% as a result of the effect of a valuation allowance on future tax assets, and the effect of changes in future tax rates which caused a net increase in future tax liabilities and resulted in a $4 million income tax expense, partially offset by the utilization of losses which were not tax effected, the impact of international tax rates which are below Canadian rates, and a $7 million credit from the resolution of a tax issue.

The Company’s equity interest in earnings of Network TEN was $77 million for the nine months ended May 31, 2004 compared to $49 million in the same period in fiscal 2003 as a result of the strong performance of Network TEN as well as the strong Australian currency, as described above.

The Company recorded net losses of $2 million related to the realization of currency translation gains related to Network TEN distributions of approximately $3 million and currency translation losses related to repayment of inter-company loans by its New Zealand operations of approximately $5 million. This compared to a $1 million gain in the nine months ended May 31, 2003.

Net loss for the nine months ended May 31, 2004 was $234 million compared to net earnings of $161 million for the nine months ended May 31, 2003.

Liquidity and Capital Resources

Cash flow before changes in non-cash operating accounts was $320 million for the nine months ended May 31, 2004, compared to $222 million for the nine months ended May 31, 2003. Cash distributions from Network TEN for the nine months ended May 31, 2004 were $99 million compared to $30 million for the same period last year.

Changes in non-cash operating accounts resulted in a use of cash of $151 million in the first nine months of fiscal 2004 compared to a use of $42 million for the same period in fiscal 2003. As a result of the seasonality of the Company’s operations, it is expected that working capital requirements are higher at May than they will be at August. The additional use of cash in fiscal 2004 is partly the result of swap recouponing payments of $31 million in 2004 as well as an approximately $50 million differential in income tax expenditures between 2003 and 2004. The income tax differential arose primarily as a result of the receipt of a $30 million settlement in fiscal 2003. Cash flow from operating activities for the nine months ended May 31, 2004 was $169 million compared to $179 million in the previous year.

Cash and short term investments were $47 million at May 31, 2004, compared to $115 million at August 31, 2003.

Capital expenditures were $39 million for the nine months ended May 31, 2004, compared to $20 million for the first nine months in fiscal 2003. Proceeds from the sale of fixed assets amounted to $7 million for the first nine months of fiscal 2004. In addition, the Company invested $6 million in FM radio frequencies related to its New Zealand Radio operations.

Network TEN declared dividends in July, October and December 2003 which resulted in the payment of aggregate distributions of $99 million to the Company in July and December 2003, and January 2004. Subsequent to the quarter end, Network TEN declared an additional dividend which will result in distributions to the Company of approximately $6 million in July 2004 and $37 million in December 2004.

Long term debt, including the current portion, decreased by $160 million during the nine months ended May 31, 2004 to $2,287 million. The Company made principal repayments on long term debt of $159 million in the nine months ended May 31, 2004, including $74 million of repayments of CanWest Media’s term debt, and a reduction in its draw under its revolving facility of $85 million.

Total credit available under the Company’s Senior Secured Credit facility is $1,693 million, of which the Company had drawn approximately $1,258 million as of May 31, 2004. The facility includes revolving and non-revolving tranches with terms ranging from two and a half to five years. The Senior Secured Credit facility is collateralized by substantially all of the assets of the Company. Scheduled repayments of the Company’s Senior Secured Credit facility in the next twelve months will amount to $35 million.

Total leverage under the Company’s Senior Secured Credit facility was 4.25 times cash flow for debt covenant purposes for the twelve months ended May 31, 2004 (May 31, 2003 – 4.72 times), compared to a covenant of 5.50 times. The provisions of the Senior Secured Credit facility require that, for fiscal years in which the credit rating for the Senior Secured Credit facility is below a prescribed level, the Company make a prepayment of its Senior Secured Credit facility equal to 50% of its free cash flow, as defined under the facility, for such fiscal year. The Company was required to make a prepayment of $42 million in January 2004 in respect of fiscal 2003.

Subsequent to the quarter end, the Company completed a refinancing of $911 million of its Senior Secured Credit facility which, in addition to reducing the interest rate to reflect the current market, amended certain ratio covenants including increasing the total leverage ratio covenant to 6.0 times through February 2006. The refinancing will result in annual interest savings of approximately $4.5 million.

At May 31, 2004 the outstanding principal balance of the junior subordinated notes payable to the Company’s parent was $818 million. These notes bear interest at 12.155% and mature in 2010.

The Company has entered into foreign currency and interest rate swaps with certain lenders under its indebtedness. Unrealized losses associated with the Company’s interest rate and foreign currency and interest rate swaps amounted to $346 million as at May 31, 2004. Unrealized gains related to foreign exchange on US$ denominated debt amounted to $220 million as at May 31, 2004. Under its Senior Secured Credit facility, the Company is required to maintain the fair value of its foreign currency and interest rate swaps above a prescribed minimum. As well, there are prescribed minimums with individual counterparties. Under these agreements, which have two-way recouponing provisions, the Company was required to make net recouponing payments of $31 million in the nine months ended May 31, 2004. Further strengthening of the Canadian currency and/or declining interest rates may result in further prepayment requirements.

In June 2004, CanWest MediaWorks (NZ) Limited launched an Initial Public Offering (IPO) of its shares which is expected to raise NZ$104 million ($90 million). On completion of the IPO and a concurrent bank financing, CanWest MediaWorks (NZ) Limited will acquire the Company’s New Zealand media operations. The Company will receive proceeds of NZ$300 million (approximately $259 million) as well as shares representing a 70% controlling interest in CanWest MediaWorks (NZ) Limited as consideration for the sale of its New Zealand operations.

In June 2004, the Company sold its investment in shares of UTV for proceeds of approximately $145 million. This transaction will result in an after tax gain of approximately $50 million.

Based upon current operations, the Company believes that cash flow from operations, together with available borrowing capacity under the senior credit facility, will be adequate to meet its anticipated requirements for working capital, capital expenditures, interest and principal payments.

Although the Company has no current undertakings or agreements with respect to material acquisitions or investments, from time to time potential acquisitions and investments are evaluated and, to the extent permitted by the terms of the Company’s debt instruments, the Company may make such acquisitions or investments should attractive opportunities arise. The Company expects that the funding for any such acquisitions or investments would come from working capital, borrowing under its Senior Secured Credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these options.

OUTLOOK

The Company’s management remains optimistic that Canadian Television advertising sales have stabilized. Management continues to be encouraged by ratings at the flagship Global Television Network with programs such as Survivor, The Apprentice and Average Joe, making a strong impression among Canadian television audiences, winning the 18-39 year old demographic in both Toronto and Vancouver extended markets in the Spring 2004 season. The fall 2004 season will see a fresh schedule for both Global and CH stations across Canada and upfront sales suggest advertisers are reacting positively to the new and returning programs, and the Company’s ratings momentum.

The Company’s portfolio of specialty channels and radio stations continue to grow ahead of schedule. The Company’s newest station The Beat in Kitchener, Ontario, recorded impressive ratings numbers in its first few months of operation leaping into second place in the market among its target demographic of 18-39 year olds and fourth overall among all listeners.

The Company’s Publishing and Online operations maintained their leading position among Canadian newspaper publishers. All of the Company’s metropolitan daily papers are now available in leading edge subscriber-based electronic versions. This new model has led to more than 5,400 subscribers, a significant portion of whom are accessing the newspapers exclusively online.

The Company’s international properties continue to perform well above expectations and ahead of market, again returning double-digit growth in revenue and EBITDA. TEN continues to move its ratings upward, now solidly in first place among its target 16-39 year old demographic and TEN is growing its audience in all demographics. Eye Corp., the Company’s out-of-home advertising company in Australia, has also made solid positive contributions again this quarter and appears to be in a position to continue to do so.

The turnaround at the television operations in New Zealand appears complete. The recently announced sale of its New Zealand operations will allow the Company to monetize some of the equity in the operations while acquiring a controlling interest in the new company. The IPO was embraced by investors in New Zealand and the prospect for future value growth in New Zealand is high.

Management continues to explore and execute opportunities to de-lever the Company and continually assesses the potential to divest non-core assets and consider alternative financing options. The Company remains comfortably within its debt covenants and will only act in the best interests of the long term health of the Company and in the best interests of shareholders.